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www.gabelli.com



GAMCO Investors, Inc.

October 29, 2009

Mr. Richard M. Lavers
President and Chief Executive Officer
Coachmen Industries, Inc.
PO Box 3300
2831 Dexter Drive
Elkhart, IN 46515

Dear Rick:

We were quite surprised and shocked at the terms of your recent financing.

We would like to explore in more detail why such a draconian financing had to take place and why you haven't reached out to certain shareholders to consider other alternatives. We were under the impression that you had several other alternatives to assist in this financing.

In addition, your 8-K and other related filing issued just several days before this financing require additional input.

Along these lines, we think it appropriate that new voices representing shareholders, including our clients, be added to your Board of Directors. We will be formally requesting Board representation.

We are awaiting your comments and responses,

Respectfully submitted,



Mario J. Gabelli

MJG:dm